Exhibit 99.1

Namib Minerals Announces Board and Executive Leadership Appointments to Support Next Phase of Growth

New York, July 07, 2026 (GLOBE NEWSWIRE) -- Namib Minerals (Nasdaq: NAMM) (“Namib Minerals” or the “Company”) today announced a series of Board and executive leadership appointments to strengthen Board oversight, reinforce financial leadership and support the Company’s next phase of growth, including the planned restart of the Redwing Mine and execution of its development financing strategy. Tulani Sikwila has been appointed Chairman of the Board in addition to serving as Chief Executive Officer; Wendy Luhabe has joined the Board as an Independent Non-Executive Director and Lead Independent Director; and Sphe Mchunu has been appointed Chief Financial Officer.

Board Leadership

The Board of Directors has appointed Tulani Sikwila as Chairman of the Board, and Mr. Sikwila will continue to lead the Company as Chief Executive Officer. The Board concluded that a unified leadership structure best serves Namib during its current execution phase, as the Company advances the restart of the Redwing mine, executes its development financing strategy and continues to strengthen its governance framework as a Nasdaq-listed company. The Board will continue to review its leadership structure as the Company evolves.

The Company announced the appointment of Wendy Luhabe to the Board as an independent non-executive director, effective July 3, 2026. The independent directors of the Board have elected Ms. Luhabe to serve as Lead Independent Director. In this role, she will chair executive sessions of the independent directors, serve as principal liaison between the independent directors and the Chairman, and provide input on Board agendas and information flow. The appointment of an experienced Lead Independent Director is meant to strengthen independent oversight while supporting management as they execute the Company’s strategy and priorities.

Ms. Luhabe brings more than three decades of Board leadership across companies listed outside the U.S. and development finance. She chaired the Industrial Development Corporation of South Africa from 1999 to 2009, overseeing the deployment of capital into mining, resources and industrial projects across the continent. She stepped down as Independent Non-Executive Chair of Pepkor Holdings on 30 June 2026 (JSE: PPH). She is currently a non-executive director of Compagnie Financière Richemont (SIX: CFR), where she serves on the Governance & Sustainability and Nominations Committees. Her previous roles include Chairman of Vodacom Group and director of the Johannesburg Stock Exchange.

Ms. Luhabe commented: “Namib Minerals has a producing asset, a defined restart programme at Redwing, and a financing plan grounded in African development finance — territory I know well from a decade chairing the Industrial Development Corporation of South Africa. I look forward to providing experienced oversight for this exciting phase of the Company’s growth.”

Mr. Sikwila, Chairman and Chief Executive Officer, said: “Wendy’s appointment strengthens this Board materially. She has chaired a national development-finance institution, helped govern some of the region’s largest listed companies, and understands what disciplined capital deployment into African mining looks like. I thank the Board for its confidence, and our priorities are unchanged: safe, consistent production at How Mine, bringing Redwing Mine back into production, and completing our development financing program.”

Appointment of Sphe Mchunu as Chief Financial Officer

Mr. Mchunu, currently a Director and General Counsel of the Company, will transition into the role of Chief Financial Officer. He joined Namib Minerals, Greenstone Corporation and its predecessor companies as Group General Counsel in 2020.

As General Counsel, he played a central role in Namib’s June 2025 business combination with Hennessy Capital Investment Corp. VI and its subsequent Nasdaq listing, leading the legal, regulatory and disclosure workstreams. His responsibilities have extended across the Company’s producing and development assets in Zimbabwe, covering regulatory compliance, risk assessment, corporate governance and capital raising.

Prior to joining the Company, Mr. Mchunu practised at leading South African firms, including Hogan Lovells, across the mining and corporate finance disciplines. He has over a decade of experience structuring and advising on corporate finance transactions, including rights issues, debt instruments and other capital markets transactions, and holds a Master of Laws degree in Commercial Law from the University of Cape Town. His experience across corporate finance, governance and capital allocation uniquely positions him to lead Namib’s finance organization during its next phase of growth.

Mr. Sikwila, Chairman and Chief Executive Officer, said: “Sphe brings a rare combination of perspectives to the role of CFO. He has worked closely with both the operational and finance portfolios of our business and was instrumental in taking the Company public. The Board is confident he is the right person to lead our finance portfolio through this next phase of growth.”

These appointments represent another important milestone in Namib’s ongoing evolution as a publicly listed mining company and reflect the Board’s commitment to strong governance, disciplined capital allocation and long-term value creation for shareholders.

About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a gold producer, developer and explorer with operations focused in Zimbabwe. Currently, Namib Minerals operates the How Mine, an underground gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe. For additional information, please visit namibminerals.com.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements that refer to restarts of mines, future financing or other future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s governance and leadership structure, its financing programme and the planned restart of the Redwing Mine. Forward-looking statements are based on current expectations, are inherently subject to uncertainties and changes in circumstances, and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These statements involve a number of risks and uncertainties described in the filings we make with the Securities and Exchange Commission, and you should carefully consider those factors. We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contact:

Investor Relations:
Investor.relations@namibminerals.com